UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-41425

金太阳健康科技集团有限公司

(Translation of registrant’s name into English)

Golden Sun Health Technology Group Limited

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation and Appointment of Chief Operating Officer

On September 18, 2025, Ms. Xiaoyi Wang resigned as the Chief Operating Officer (“COO”) of Golden Sun Health Technology Group Limited (the “Company”), effective on September 18, 2025. Ms. Wang’s resignation was due to personal reasons and was not the result of any disputes or disagreement with the Company or its board of directors on any matter relating to the Company’s operations, policies or practices.

On September 23, 2025, the board of directors of the Company appointed Mr. Duo Ye as COO of the Company, effective on September 18, 2025, to fill in the vacancy.

Mr. Duo Ye has extensive experience in the financial services and media industries, with over a decade in senior management roles. From November 2023 to September 2025, he was the General Manager at Zhejiang Jintaiyang Selection Technology Co., Ltd., a company focused on cross border e-commerce, cultural and tourism planning services, and information technology services. From December 2020 to October 2023, he served as Chief Operating Officer of Jinhua Single Dog Culture Media Co., Ltd., a company primarily engaged in cultural tourism planning services, information technology services, and online live streaming expert training. Between October 2014 to October 2020, he served as General Manager of Shanghai Nuoxin Asset Management Co., Ltd., a company focused on asset management and industrial investment, and between December 2010 to October 2014, he served as Deputy General Manager of the Institutional Business Department at Xinhua Trust Co., Ltd., a company primarily engaged in trust and fund business. Earlier in his career, he served as a Branch Manager at the Daikoku Hotel Group in New Zealand, a company focused on accommodation and catering services. Mr. Ye received an MBA from the City University of Macau in Macau in 2016 and a diploma in hospitality from Auckland Wise Institute in Auckland in 2006.

On September 24, 2025, the Company entered into an employment agreement with Mr. Ye, pursuant to which Mr. Ye is entitled to receive a monthly salary of $3,233, plus standard employee benefits granted by the Company. The term of this agreement is three years, commencing from September 18, 2025 to September 17, 2028, subject to automatic renewal unless a two-month advance notice by either party to terminate the agreement prior to the expiration of such term, or early termination by either party pursuant to the terms of the agreement. The Company may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his duties. The agreement also contains customary covenants related to confidentiality and non-disclosure.

There are no family relationships between Mr. Ye and any director or executive officer of the Company. There are no transactions between the Company and Mr. Ye that are subject to disclosure under Item 404(a) of Regulation S-K.

The foregoing description of the employment agreement with Mr. Ye is a summary only and does not purport to be complete, and is qualified in its entirety by reference to the full text of such document, the form of which is attached hereto as Exhibit 10.1, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Sun Health Technology Group Limited

By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

Date: September 24, 2025

EXHIBIT INDEX

Exhibit Number	Description
10.1	Employment Agreement, dated September 24, 2025, between the Company and Duo Ye.

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